P.O. Box 370
Kirkland Lake, Ontario  P2N 3J7, Canada

June 12, 2007	Symbol – TSX & AIM: KGI

Kirkland Lake Gold Inc. to be Added to
S&P/TSX Global Gold and Global Mining Indices

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it will be added to the S&P/TSX Global Gold Index effective Monday, June 18, 2007. The Company will also be a constituent part of the new S&P/TSX Global Mining Index to be created on June 12, 2007.

“We are pleased that Kirkland Lake was added to the prestigious Global Gold Index and included in the new Global Mining Index,” said Brian Hinchcliffe, Company President and CEO. “Given the global strength and positive outlook for the mining sector, we feel the addition to the Gold Index and inclusion in the new Mining Index should benefit our shareholders with increased visibility and liquidity.”

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes Pelham Public Relations Phone +020 77 436 675 E-mail: chelsea.hayes@pelhampr.com	NOMAD: Canaccord Adams Limited Email: Robin.Birchall@canaccordadams.com
Website - www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward Looking Statements
This Press Release may contain statements which constitute ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the Company’s periodic filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F and current report on Form 6-K, which may be viewed on EDGAR at www.sec.gov,  and its periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.